June 28, 2011

Via Email and EDGAR

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our conversations from a week or so ago, and in the interest of expediting your review of the Registration Statement on Form N-2 (the “Form N-2”) filed by our client, OFS Capital, LLC (the “Company”), with the Securities and Exchange Commission on April 29, 2010, as most recently amended on May 24, 2010, we are providing to the staff supplementally certain updates to the Company’s disclosure, reflecting certain recent developments with respect to the OFS Capital WM, LLC portfolio since the last filing. In this regard, we have attached as Annex A to this letter changed pages, marked against the most recent amendment to the Company’s Form N-2, which reflect the Company’s proposed revisions.

If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Glenn R. Pittson (OFS Capital, LLC)

Jonathan H. Talcott
(Nelson Mullins Riley & Scarborough LLP)

Annex A

will have positive cash flow on a quarterly basis from our investment in OFS Capital WM. In addition, we believe that our newly established relationship with Madison Capital will significantly expand the investment opportunities available to us.

For additional information on the WM Credit Facility and the OFS Capital WM Transaction see “The Company—Our Investment in

OFS Capital WM.”

2010 Distribution

In addition, concurrently with the OFS Capital WM Transaction,

OFS Funding distributed to us and we in turn distributed to approximately $67.2 million of loans or participations therein and approximately $1.5 million of equity investments. We determined to make these distributions to eliminate certain potential conflicts of interest that might arise due to the fact that we and an affiliated fund both had investments in these portfolio companies. For additional information, see the discussion of the 2010 Distribution under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Factors Affecting Comparability.”

Small Business Investment Company Subsidiary

To further facilitate our investments in the debt and equity securities of middle-market companies in the United States, we have established a limited partnership (“SBIC subsidiary”), and our management team for the SBIC subsidiary has received preliminary authorization from the SBA in the form of a “Green Light” letter, dated October 7, 2009 to begin the application process to become licensed as an SBIC. We also intend to own all the limited liability company interests in a newly formed limited liability company (“SBIC

”) that will serve as the general partner of our SBIC subsidiary. OFSC has employed three individuals who will be primarily responsible for the day-to-day management of the investment activities of our SBIC subsidiary, all of the cost of which will be borne by

OFS Advisor through the Staffing Agreement. In addition, the SBA recently approved Mr. Pittson as the fourth member of our SBIC subsidiary’s investment committee.

If our SBIC subsidiary obtains an SBIC license and satisfies certain other conditions, it is our intention to invest over time up to $225 million through our SBIC subsidiary, which includes borrowings by our SBIC subsidiary of up to a maximum of $150 million by issuing SBA-guaranteed debentures to make debt and equity investments in eligible small businesses in the United States. Our SBIC subsidiary will have the same investment objective as ours and will invest primarily in debt and, to a lesser extent, equity securities; however, we expect that our SBIC subsidiary will focus on the generation of investment opportunities that are primarily non-sponsor oriented, complementing our current sponsor-oriented origination activities. We expect to apply for exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiary guaranteed by the SBA from our 200% asset coverage test under the 1940 Act. If we receive an exemption for this SBA debt, we would have increased capacity to fund investments with debt capital. Notwithstanding that

OFSC has employed the three individuals who will serve on the investment committee for our SBIC subsidiary and manage the investment activities of our SBIC subsidiary and that the SBA recently approved Mr. Pittson as the fourth member of our SBIC subsidiary’s investment committee, we cannot assure you that our SBIC subsidiary will obtain an SBIC license, that our SBIC subsidiary will receive the capital commitment from the SBA necessary to begin issuing SBA-guaranteed debentures, or that we will be granted exemptive relief to exclude our SBIC subsidiary’s debt from our asset coverage test. For additional information on our SBIC subsidiary, see “The Company—Small Business Investment Company.”

Recent Developments

Since March 31, 2011, OFS Capital WM has taken certain actions with respect to its portfolio, including (a) certain acquisitions of assets (funded by additional borrowings and available cash), (b) sales of assets, including revolving loans sold to an affiliate of Madison Capital and term loans sold to third parties and (c) distributions of certain loans to us. In addition, certain of its assets have experienced pay-off or scheduled amortization. These developments will result in a reduction of the fair value of our equity investment in OFS Capital WM by approximately $7.0 million from $61.3 million at March 31, 2011, primarily as a result of the loan distributions to us from OFS Capital WM. Because we will own the distributed assets directly, these transactions will not have any meaningful impact on our net asset value.

Market Opportunity

We intend to continue to pursue an investment strategy focused primarily on investments in middle-market companies in the United States. We find the middle-market attractive for the following reasons:

Large Target Market. According to the U.S. Census Bureau in its 2002 economic census, businesses in the United States with annual revenues between $10 million and $2.5 billion accounted for approximately 39.2% of all revenues generated by U.S. companies and generated more than $8 trillion in annual revenues. We believe that these middle-market companies represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have historically constituted the vast bulk of

OFS’s portfolio companies since its inception, and constituted the vast bulk of our portfolio as of March 31, 2011. We believe that this market segment will continue to produce significant investment opportunities for us.

Specialized Lending Requirements with High Barriers to Entry. We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to private middle-market companies in the United States (a) is generally more labor-intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (b) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (c) may also require more extensive ongoing monitoring by the lender. As a result, middle-market companies historically have been served by a limited segment of the lending community. As a result of the unique challenges facing lenders to middle-market companies, there are high barriers to entry that a new lender must overcome.

Reduction in Competition Due to Dislocation in the Capital Markets. We believe that the dislocation in the markets over the last 36 months has further reduced the amount of credit available to middle-market companies. Many participants in the mezzanine, second-lien and subordinated debt market over the past five years, such as hedge funds and managers of collateralized loan obligations (“CLOs”), have contracted or eliminated their origination and sourcing activities as investors’ credit concerns have reduced available funding. In addition, we believe several existing business development companies are less active in the lending markets due to a lack of access to debt and equity financing. Moreover, many commercial banks face significant balance sheet constraints and increasing regulatory scrutiny, which we believe restricts their ability to lend. These balance sheet constraints are reflected in the results of the 2009 Shared National Credit review, which analyzed approximately $500 billion in loans formally identified as leveraged finance shared national credits. The 2009 Shared National Credit Review identified approximately 72% of the dollar volume of the 50 largest leveraged finance shared national credits as criticized assets.

Significant Refinancing Requirements. We believe that the debt associated with a large number of middle-market leveraged mergers and acquisitions completed from 2005 to 2008, which totals approximately $97.7 billion in the aggregate, will start to come due in the near term. In many cases, this debt will need to be refinanced as the existing debt facilities mature. When combined with the decreased availability of debt financing for middle-market companies generally, we believe these factors will increase lending opportunities for us.

Credit Facility. We will continue to benefit from the loan assets sold to OFS Capital WM by virtue of our ownership of 100% of the equity interests in OFS Capital WM, as well as from increased management capacity at

OFS Advisor resulting from the appointment of an unaffiliated loan manager for OFS Capital WM. In addition, the management fee payable to OFS Advisor will be reduced because we will pay that fee on the value of our equity investment in OFS Capital WM (which value takes into account the indebtedness of OFS Capital WM), as opposed to the value of the individual assets sold to OFS Capital WM (which would not reflect any indebtedness). We expect that, over the life of the WM Credit Facility, based on the cost of capital and the yield on the underlying assets, we will have positive cash flow on a quarterly basis from our investment in

OFS Capital WM. In addition, we believe that our newly established relationship with Madison Capital will significantly expand the investment opportunities available to us.

As a result of certain provisions of the loan documentation for the

OFS Capital WM Transaction, we were required to account for that transaction in our financial statements as a secured borrowing as of December 31, 2010, which resulted in our retaining the loans we transferred to OFS Capital WM on our balance sheet as of December 31, 2010 and recording a corresponding payable due to OFS Capital WM. On February 23, 2011, we amended the loan documentation to remove those provisions, pursuant to which amendments we accounted for the OFS Capital WM Transaction as a sale of assets by us to OFS Capital WM. Upon effectiveness of the February 23, 2011 amendments to the loan documentation, under the Sale Accounting Adjustments, the loans retained on our December 31, 2010 balance sheet were removed, the payable due to OFS Capital WM was eliminated, and we booked a loss from the sale of assets in the amount of approximately $0.9 million. For more information on these transactions, see our “Consolidated Financial Statements—Note 3” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Since March 31, 2011, OFS Capital WM has taken certain actions with respect to its portfolio, including (a) certain acquisitions of assets (funded by additional borrowings and available cash), (b) sales of assets, including revolving loans sold to an affiliate of Madison Capital and term loans sold to third parties and (c) distributions of certain loans to us. In addition, certain of its assets have experienced pay-off or scheduled amortization. These developments will result in a reduction of the fair value of our equity investment in OFS Capital WM by approximately $7.0 million from $61.3 million at March 31, 2011, primarily as a result of the loan distributions to us from OFS Capital WM. Because we will own the distributed assets directly, these transactions will not have any meaningful impact on our net asset value.

2010 Distribution. Concurrently with the

OFS Capital WM Transaction, OFS Funding distributed to us and we in turn distributed to certain investments in each of the following portfolio companies: , Inc., Arclin US Holdings Inc., Barton-Cotton, Incorporated, BBB Industries LLC, Thermal Processing, LLC, Einstruction Corporation, FCL Graphics, Inc., Hopkins Manufacturing Inc., Jason Incorporated, Jonathan Holding Company, Jones Stephens Corp., I, Inc. (Latham),

LVI Services, Inc., National Bedding Company, LLC, Pamarco Technologies, Inc., Plainfield Tool and Engineering, Inc. (f/k/a Polymer Technologies, Inc. and Plainfield Tool and Engineering, Inc.), Revere Industries, LLC, SMG and

Tecta America Corporation. Our investments in these portfolio companies aggregated approximately $67.2 million. In addition, OFS Funding distributed to us and we in turn distributed to OFSAM approximately $1.5 million of equity investments. We refer to these actions collectively as the “2010 Distribution.” We determined to make these distributions to eliminate certain potential conflicts of interest that might arise due to the fact that we and an affiliated fund both had investments in these portfolio companies.

2009 Reorganization. Formerly, we were named Old Orchard First Source Asset Management, LLC (“Old OFSAM”), but, in March 2010, we were renamed “OFS Capital, LLC.” On December 31, 2009, Old OFSAM undertook certain steps as part of a reorganization designed to facilitate this offering. Specifically: our then equity owners created a new holding company, Orchard First Source Asset Management, LLC, or OFSAM, by contributing their equity interests in Old OFSAM to OFSAM such that Old OFSAM became a wholly-owned subsidiary of that entity;

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